SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2012

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

1.	Issuance of notes under the global program for a maximum amount of US$750,000,000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: December 11, 2012	By:	/s/ Ignacio Sanz y Arcelus
		Name:	Ignacio Sanz y Arcelus
		Title:	Chief Financial Officer

Buenos Aires, December 11, 2012

Securities and Exchange Commission (SEC)

RE: MATERIAL EVENT – ISSUANCE OF NOTES UNDER THE GLOBAL PROGRAM FOR A MAXIMUM AMOUNT OF US$ 750,000,000

BBVA BANCO FRANCES S.A. is pleased to announce that its Board of Directors, during its meeting held today, approved, under the Global Program for a maximum amount of U$S 750,000,000, the issuance of a new series of notes, Clase IV, for a maximum face value of AR$ 200,000,000. The final amount together with the other terms and conditions of the notes shall be approved by the appointed representatives at the appropriate time.

Furthermore, the sub-delegation of capacities on definite representatives was approved.

Sincerely yours,

BBVA BANCO FRANCES S.A.

Reconquista 199 (C1003ABC) - Casilla de Correo 3196 Correo Central (C1000ZAA) - BUENOS AIRES, ARGENTINA